Exhibit 1

February 11, 2011

ATS Corporation

7925 Jones Branch Drive

McLean, Virginia 22101

Attention: Joann O’Connell, Corporate Secretary

Dear Ms. O’Connell,

Enclosed please find a proposal (the “Proposal”) to be voted on by the stockholders of ATS Corporation (the “Company”) at the 2011 Annual Meeting of Stockholders of the Company (the “Annual Meeting”). The Proposal is submitted by Osmium Special Situations Fund Ltd (the “Proponent”) and, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, is being sent to the Company for inclusion in the proxy statement and notice of meeting to be sent to stockholders in connection with the Annual Meeting.

Pursuant to Rule 14a-8(b), the Proponent is eligible to submit the Proposal because the Proponent has continuously held over $2000 in market value, or 1%, of the Company’s securities entitled to be voted on the Proposal at the Annual Meeting for at least one year prior to the date hereof. 1 The Proponent intends to continue ownership of such securities through the date of the Annual Meeting.

Pursuant to the guidelines set forth under the heading “Stockholders’ Proposals for the 2011 Annual Meeting” in the Definitive Proxy Statement and Notice of 2010 Annual Meeting of Stockholders (the “2010 Proxy Statement”), this letter is being submitted to the Company not earlier than the close of business on January 18, 2011 and not later than the close of business on February 17, 2011.2

Sincerely,

Osmium Special Situations Fund Ltd

/s/ Chris Kuchanny
Name:	Chris Kuchanny
Title:	Chairman

[1]

On April 13, 2007, the Proponent filed with the Securities and Exchange Commission (the “Commission”) a Schedule 13G (the “Schedule 13G”) related to the ownership of 1,448,500 shares of common stock, $.0001 par value (“Common Stock”) of the Company (formerly known as Federal Services Acquisition Corporation) as of September 21, 2006. On April 13, 2007, the Proponent filed with the Commission Amendment No. 1 to the Schedule 13G related to the ownership of 2,089,200 shares of Common Stock as of January 29, 2007. On February 5, 2010, the Proponent filed with the Commission a Schedule 13D (the “Schedule 13D”) related to the ownership of 4,106,103 shares of Common Stock as of February 3, 2010. On October 25, 2010, the Proponent filed with the Commission Amendment No. 1 to the Schedule 13D related to the ownership of 4,734,980 shares of Common Stock as of August 27, 2010. Copies of the Schedule 13G, Schedule 13D and all amendments thereto are enclosed.

[2]

The 2010 Proxy Statement instructs stockholders that “any stockholder who intends to present a proposal at the 2011 annual meeting and who wishes to have the proposal included in our proxy statement and form of proxy for that meeting must deliver the proposal to us at our executive offices not earlier than the close of business on January 18, 2011 and not later than the close of business on February 17, 2011…” The Proponent notes that its reliance on the dates set forth in the 2010 Proxy Statement have precluded the Proponent from submitting the Proposal in compliance with Rule 14a-8(e)(2). The Proponent refers the Company to Airborne Freight Corp., SEC Staff No-Action Letter (February 11, 1999) and Optelecom, Inc., SEC Staff No-Action Letter (April 6, 1999), in which the Commission stated that it did not believe an issuer could exclude a stockholder’s proposal from its proxy statement under Rule 14a-8(e) in situations where the issuer had presented an erroneous Rule 14a-8(e)(2) deadline in its proxy statement for the previous year’s annual meeting.

PROPOSAL

RESOLVED, that the stockholders of ATS Corporation (the “Company”) hereby request that the board of directors take all necessary steps (excluding those steps that must be taken by stockholders), in compliance with applicable law, to reorganize the board of directors into one class subject to election each year. The implementation of this proposal should be completed in a manner that does not affect the unexpired terms of directors elected to the board at or prior to the 2011 Annual Meeting of Stockholders.

SUPPORTING STATEMENT

Under the current board structure, each individual director faces election only once every three years. In our opinion, the staggered board impedes the ability of stockholders to clearly register their views on the performance of each individual director and facilitates the entrenchment of directors, regardless of whether such directors are carrying out their duties effectively.

We believe that the annual election of all directors would be beneficial because it would enable stockholders of the Company to convey to each director an unambiguous evaluation of such director’s annual performance. Annual elections would give stockholders the opportunity to regularly express to each director whether the stockholders agree or disagree with the actions taken by such director in the past year. The feedback that would be provided through annual elections could lead to an increased sense of accountability on the part of the directors, incentivizing them to improve their corporate governance practices and their overall performance, leading to higher value for stockholders. In addition, annual elections of each director would allow stockholders the opportunity to timely remove ineffective directors and replace them with directors that may be better able to implement the objectives of the Company.

Studies have shown that there is a correlation between mechanisms like staggered boards that entrench directors and lower firm value. For example, a Harvard study revealed “evidence that is consistent with market participants’ viewing staggered boards as bringing about a reduction in firm value” and “findings [that] are consistent with the view that the ongoing process of dismantling staggered boards, encouraged by institutional investors, could well contribute to increasing shareholder wealth.” (Staggered Boards and the Wealth of Shareholders: Evidence from a Natural Experiment, Lucien Bebchuk, Alma Cohen and Charles C.Y. Wang, available at http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1706806.) Perhaps in response to such studies, proposals to declassify boards have received overwhelming support in the past five years (see, e.g., Georgeson Inc.’s 2010 Annual Corporate Governance Review, which indicated that in each year from 2006 to 2010, of the companies surveyed, over 65% of votes cast on proposals to declassify boards were in favor of declassification).

We believe that the annual election of all directors is the most effective way that stockholders can influence the direction of the Company, communicate satisfaction or dissatisfaction to the board and ensure that the board of directors is continuously acting in the best interest of the Company’s stockholders. For these reasons, we urge our fellow stockholders to vote FOR this proposal.